Global Earth Energy, Inc.

1213 Culbreth Drive

Wilmington, North Carolina 28405

(910) 270-7749

September 13, 2010

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC  20549-0213

Re:

Global Earth Energy

Form S-1 Registration Statement filed in Error on September 13, 2010

File No. 333-169343

Dear Exchange Officer,

We request a withdrawal of a Form S-1 which was filed in error.  The Company filed an S-8 document on the wrong Edgar template.  Please accept this request for withdrawal.

No securities were sold in connection with this mistakenly filed Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Sydney A. Harland
Chief Executive Officer